American Capital Agency Corp.

2 Bethesda Metro Center, 14th Floor

Bethesda, Maryland 20814

May 13, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE: American Capital Agency Corp. Registration Statement

       on Form S-11 (File No. 333-149167) (the “Registration Statement”)

Ladies and Gentlemen:

American Capital Agency Corp., a Delaware corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Registration Statement be accelerated so that it may become effective at 3:30 p.m., Eastern Time, on May 14, 2008, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AMERICAN CAPITAL AGENCY CORP.

By:	/s/ Samuel A. Flax
Name: Samuel A. Flax
Title: Executive Vice President and Secretary

Signature Page to Acceleration Request Letter

May 13, 2008

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

American Capital Agency Corp.

Registration Statement on Form S-11 (File No. 333-149167)

Ladies and Gentlemen:

Pursuant to Rule 461, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), as the Representatives of the underwriters of the proposed public offering of Common Stock that is the subject matter of the above-captioned Registration Statement, we hereby join in the request of the issuer that the effective date of the Registration Statement be accelerated so that such Registration Statement will become effective on May 14, 2008 at 3:30 p.m., Eastern Daylight Time, or as soon thereafter as practical.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: April 28, 2008
(ii)	Approximate dates of distribution: April 28, 2008 – May 13, 2008
(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 9
(iv)	Number of prospectuses so distributed: approximately 19,200
(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

We have taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters and dealers who will participate in the distribution of the securities registered thereunder.

[Signature Page Follows.]

If you have questions or comments regarding this request, please call Edward W. Elmore, Jr. of Hunton & Williams LLP at (804) 788-7336.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC. as Representative of the several underwriters

By:	/s/ Samson Frankel
Name:	Samson Frankel
Title:	Senior Vice President and Counsel

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED as Representative of the several underwriters

By:	/s/ Gary Swidler
Name:	Gary Swidler
Title:	Managing Director

cc:	Edward W. Elmore, Jr.
Samuel A. Flax
David J. Goldschmidt